APPOINTMENT OF PROXY
If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.
All Registry communications to:
C/- Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 022 440
Facsimile: (02) 9287 0309
ASX Code: CBA
Website: www.linkmarketservices.com.au

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of Commonwealth Bank of Australia and entitled to attend and vote hereby appoint

A	the Chairman of the Meeting (mark box)	OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or if the appointment becomes invalid, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Bank to be held at 11:00am on Friday, 3 November 2006 and at any adjournment of that meeting.

If two proxies are being appointed, the number or proportion of voting shares this proxy is appointed to represent is:
Should you desire to direct your proxy how to vote on any resolution please insert ☒ in the appropriate box below.
In the absence of a direction the proxy may vote at the proxy’s discretion.

	For	Against

Agenda Item 2(a)
Re-election of Director, Ms S C Kay

Agenda Item 2(b)
Re-election of Director, Mr W G Kent

Agenda Item 2(c)
Re-election of Director, Mr F D Ryan

	For	Against

Agenda Item 2(d)
Re-election of Director, Mr D J Turner

Agenda Item 2(e)
Re-election of Director, Mrs J M Hemstritch

Agenda Item 3
Remuneration Report (non-binding resolution)

B	SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Securityholder 2 (Individual)	Securityholder 3 (Individual)

Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director
CBA PRX642

Appointment of Proxy
•	If you are unable to attend and vote at the Annual General Meeting of the Commonwealth Bank of Australia on Friday, 3 November 2006, and wish to appoint a person who is attending as your proxy, please complete and return this form of proxy. A proxy need not be a shareholder.

•	If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001(Cth) and provide satisfactory evidence of the appointment of its corporate representative to the Bank’s Share Registrar by 11:00am, Wednesday, 1 November 2006 (refer to “Lodgement Details” below)

•	Shareholders are entitled to appoint up to two proxies. If you wish to appoint two proxies, please obtain a second proxy form by telephoning 1800 022 440. Both forms should be completed stating the proportion of your voting rights or the number of your votes given to the proxy appointed on this form. If the appointments do not specify the proportion or number of your votes each proxy may exercise, each proxy may exercise half your votes. Please return both proxy forms together.

•	An appointment of a proxy will become invalid if the member dies, becomes unsound of mind or revokes the appointment of the proxy and notice to that effect is given to the Bank at its registered office prior to the meeting.
Signing Instructions
•	The form of proxy must be signed by the shareholder (or by one of the joint shareholders) or by his/her/their authorised attorney(s).

•	If the shareholder is a corporation, this form of proxy may be signed:
–	under the common seal of the company by two directors, or a director and a secretary; or

–	by two directors, or a director and a secretary; or

–	in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or

–	under the hand of a duly authorised officer or attorney.
•	If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Registrar, it must be produced for noting by Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235 or sent by facsimile to Link Market Services Limited Fax (02) 9287 0309 in Australia or (612) 9287 0309 if you are overseas, by 11:00am, Wednesday, 1 November 2006. A certified copy of a Power of Attorney is acceptable.

•	If you require further information on how to complete the form of proxy, telephone the Bank’s Share Registrar on 1800 022 440.
Lodgement Details
•	The form of proxy must be received by the Bank’s Share Registrar, Link Market Services Limited, by 11:00am Wednesday, 1 November 2006. We request that you return the form of proxy in the envelope provided, alternatively please post to Locked Bag A14, Sydney South NSW 1235 in sufficient time so that it reaches Link Market Services Limited by the close date.

•	The form of proxy can also be sent by facsimile to Link Market Services Limited on (02) 9287 0309 in Australia or (612)9287 0309 if you are overseas by 11:00am, Wednesday, 1 November 2006.

•	Alternatively, you may lodge your proxy on-line at the Bank’s Share Registry website www.linkmarketservices.com.au. If you lodge your proxy electronically, you will not need to return your proxy form by post or by facsimile.
Your Privacy
Chapter 2C of the Corporations Act 2001 requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the public register of the Commonwealth Bank of Australia. Information must continue to be included in the company’s public register if you cease to be a shareholder. These statutory obligations are not altered by the Privacy Act 1988.
Information is collected so that we may administer your shareholding. If some or all of the information is not provided, it might not be possible to administer your shareholding. You may (subject to permitted exceptions) access your information. We may charge you for providing access. We may disclose personal information to the Australian Stock Exchange and its subsidiaries, financial institutions to which your funds may be directed, relevant government bodies, brokers that transact on your behalf and organisations, both domestic and overseas, to which we outsource certain functions.
A copy of the Commonwealth Bank’s Privacy Policy Statement is available at www.commbank.com.au or from any branch of the Bank.
For more information, please contact:

The Privacy Officer	OR	Link Market Services Limited
Customer Relations		Locked Bag A14
Commonwealth Bank		Sydney South NSW 1235
Reply Paid 41
Sydney NSW 2001
Telephone: 1800 805 605		Telephone: 1800 022 440
(free call unless made from a mobile phone)		(free call unless made from a mobile phone)
Email: CustomerRelations@cba.com.au		Email: registrars@linkmarketservices.com.au

All Registry communications to:
C/- Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 022 440
Facsimile: (02) 9287 0309
ASX Code: CBA
Website: www.linkmarketservices.com.au
AREAS OF INTEREST TO SHAREHOLDERS
Your concerns as shareholders are important to us. As part of compiling the Chairman’s address for the Annual General Meeting we would like your comments on any shareholder matters relating to the Commonwealth Bank and invite you to use this form to submit them.
We will endeavour to address as many of the more frequently raised shareholder matters during the course of the Annual General Meeting as possible. However there may not be sufficient time available at the meeting to address all topics. Please note that individual responses will not be sent to shareholders.
This form must be received by the Share Registrar, Link Market Services Limited at Locked Bag A14 Sydney South NSW 1235 or by facsimile to (02) 9287 0309 in Australia or (61 2) 9287 0309 if you are overseas, by 11:00am on Wednesday, 1 November 2006. A return envelope is provided.
A live webcast of the meeting will be broadcast on the Commonwealth Bank’s website through the Shareholder Centre at www.commbank.com.au/shareholder/annualgeneralmeeting. An archive of the webcast will be available at the same web address within a day.
You may also submit a written question to the auditor if the question is relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM. Please indicate if your question is directed to the auditor and ensure that any such question is received by the Bank no later than Friday, 27 October 2006. You may send your question to the postal address or facsimile number for the Bank’s Share Registrar stated above.
Question(s)